EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for third quarter 2024

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for third quarter 2024.

Ordinary cash dividend amount: 0.35

Extraordinary cash dividend amount: 0.35

Announced currency: USD

Last day including rights: 12 February 2025

Ex-date Oslo Børs: 13 February 2025

Ex-date New York Stock Exchange: 14 February 2025

Record date : 14 February 2025

Payment date: 28 February 2025

Date of approval: 23 October 2024

Other information: The cash dividend per share in NOK will be communicated 21 February 2025.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.